UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47499

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Athene Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7700 Mills Civic Parkway
(No. and Street)

West Des Moines	IA	50266
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chad Batterson	515-342-4616	cbatterson@athene.com
(Name)	(Area Code – Telephone No.)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this filing*

Deloitte & Touche, LLP
(Name *of individual, state last, first, middle name*)

699 Walnut Street	Des Moines	IA	50309
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Athene Securities, LLC

SEC I.D. No. 008-47499
Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2024
And Report of Independent Registered Accounting Firm

OATH OR AFFIRMATION

I, Chad Batterson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Athene Securities, LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGIE JENSEN
Commission Number 741881
My Commission Expires
10/16/27

Notary Public

Signature

President Athene Securities, LLC
Title

This report** contains (check all applicable boxes):

(X) (a) Statement of financial condition.

( ) (b) Notes to Consolidated Statement of Financial Condition

(X) (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

(X) (d) Statement of cash flows

(X) (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

( ) (f) Statement of changes in liabilities subordinated to claims of creditors.

(X) (g) Notes to consolidated financial statements.

(X) (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

( ) (i) Computation of tangible net worth under 17 CFR 240.18a-2.

(X) (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

( ) (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

( ) (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

(X) (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

( ) (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

(X) (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

( ) (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

(X) (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

( ) (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(X) (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( ) (t) Independent public accountant's report based on an examination of the statement of financial condition.

(X) (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

( ) (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

(X) (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

( ) (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

( ) (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

( ) (z) Other:

** *To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Deloitte.

Deloitte & Touche LLP
699 Walnut Street
Suite 1800
Des Moines, Iowa 50309-9964
USA

Tel: 515-288-1200
Fax: 515-288-1200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Manager of Athene Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Athene Securities, LLC (the "Company") as of December 31, 2024, and the related statements of income, changes in member's equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The accompanying supplemental schedules of Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission, Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to 15c3-3 of the Securities and Exchange Commission as of December 31, 2024, (collectively "the supplemental schedules") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2025

We have served as the Company's auditor since 2022.

Athene Securities, LLC
Statement of Financial Condition
December 31, 2024

Assets		
Cash and cash equivalents	$	753,594
Prepaid expenses		201,814
Amounts due from affiliate		681,920
Total assets	$	1,637,328
Liabilities and member's equity		
Commissions payable and accrued expenses	$	740,254
Amounts due to affiliates		69,529
Total liabilities		809,783
Member's equity		
Member's capital		
Class A - 100 units authorized, issued, and outstanding		2,338,075
Class B - 34 units authorized, issued, and outstanding		152,000
Accumulated deficit		(1,662,530)
Total member's equity		827,545
Total liabilities and member's equity	$	1,637,328

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Income
Year Ended December 31, 2024

Revenues	
Commissions revenue	$ 63,856,251
Service revenue	780,007
Interest income	29,119
Total revenue	64,665,377
Expenses	
Commissions expense	63,856,251
Salaries, education, and facilities	280,272
FINRA fees	278,734
Audit fees	95,532
Outsourcing service fees	39,866
Other operating expenses	20,175
Management consulting fees	14,400
Total expenses	64,585,230
Net income	$ 80,147

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2024

	Member's Capital	Accumulated Deficit	Total Member's Equity
Balance at January 1, 2024	$ 2,490,075	$ (1,742,677)	$ 747,398
Net income	—	80,147	80,147
Balance at December 31, 2024	$ 2,490,075	$ (1,662,530)	$ 827,545

The accompanying notes are an integral part of these financial statements.

Athene Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2024

Operating activities		
Net income	$	80,147
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in:		
Amounts due from affiliate		(151,112)
Prepaid expenses		(133,931)
Commissions payable and accrued expenses		308,659
Amounts due to affiliate		69,529
Net cash provided by operating activities		173,292
Net increase in cash		173,292
Cash at beginning of year		580,302
Cash at end of year	$	753,594

The accompanying notes are an integral part of these financial statements.

1. Organization, Basis of Presentation, and Significant Accounting Policies

Organization

Athene Securities, LLC (the Company) is a wholly owned subsidiary of Athene USA Corporation (AUSA). AUSA is an indirect wholly owned subsidiary of Athene Holding Ltd. (AHL), a Delaware corporation. AHL is a subsidiary of Apollo Global Management, Inc., a Delaware corporation. The Company serves as a principal underwriter/distributor for registered insurance and annuity products and private placement variable annuity (PPVA) products of Athene Annuity and Life Company (AAIA). AAIA is an indirect wholly owned subsidiary of AUSA. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. (FINRA).

Recently Issued Accounting Pronouncements

Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Accounting Standards Update (ASU) 2024-03)

The amendments in this update require disclosure of disaggregated information about specific categories underlying certain line items and are to be provided in tabular format in the notes to the financial statements. A qualitative description is required for amounts that are not separately disaggregated quantitatively. Early adoption is permitted. The Company is currently evaluating the impact of the new pronouncement on its financial statements.

Adopted Accounting Pronouncements

Segment Reporting (Topic 280) – Improvements to Reportable Segment Disclosures (ASU 2023-07)

The amendments in this update require disclosure of incremental segment information on an annual and interim basis for all public entities to provide analyses useful to investors for decision making. The update requires public entities, including those with a single reportable segment, to report significant segment expenses that are regularly provided to and used by the chief operating decision maker in managing the business.

The Company adopted this update effective December 31, 2024 and updated disclosures are included below in – *Summary of Significant Accounting Policies.*

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represent amounts on deposit with banks, investments in highly liquid instruments with original maturities of three months or less and money market mutual funds. The Company did not have cash equivalents as of December 31, 2024.

Broker Dealer Commissions Revenue

The Company earns upfront and trail commission revenue primarily from the performance obligation to distribute registered insurance and annuity products and PPVA products under underwriting and distribution agreements with AAIA. Revenue related to upfront commissions is earned by the Company when the contract is sold as the performance obligation is satisfied at the time. Trail commissions are based on the balance of the funds held in the contract (Contract Balance) at a point in time and are earned when commissions are recorded by AAIA and due to third-party broker dealers on behalf of the Company. The Company believes these variable fees paid over time are fully constrained because the fees are linked to the

Contract Balance, which introduces market volatility to the analysis. Fees earned over a long period of time based on investor behavior may have uncertainty on a portion of the fees. This uncertainty is resolved over time as the Contract Balance is determined and investing activity occurs. Past performance of a fund and/or past history of investor behavior may not be indicative of future results or behavior. Commissions revenue is calculated and recorded monthly. Amounts due from affiliate include commissions receivable that have not been collected at the end of the reporting period. Amounts due from affiliate are settled in the following reporting period when commissions are paid.

Service Revenue

Under an intercompany agreement, AAIA pays the Company a fee for all expenses incurred by the Company, excluding third-party commissions, to satisfy its performance obligation of providing broker dealer services to AAIA, including but not limited to payment of certain expenses and maintaining relationships with financial institutions. The fee is calculated at a rate of 107% of the expenses incurred by the Company in accordance with the underlying expense sharing agreement. The performance obligation for providing broker-dealer services is satisfied over time since AAIA is receiving and consuming the benefits as they are provided by the Company. Fees are calculated and recorded monthly and are related specifically to the services provided in that period, which are distinct from the services provided in other periods. A receivable for these fees is recorded at each month end which is then settled in the following month.

Broker Dealer Commissions Expense

Commissions expense is paid to third-party broker dealers on behalf of the Company related to upfront commissions paid at contract issuance and asset trail commissions earned on the point in time account balances of the registered contracts. Based on the amount of expenses at AAIA, the Company records broker dealer commission expense to reflect the expensing of these amounts on its behalf. Commissions expense are recorded monthly. Commissions payable include any amounts due to third-party broker dealers that have not been paid as of the end of the reporting period.

Operating Expenses

Operating expenses, such as technology fees and broker dealer bond insurance premiums, are related to operating activities of the Company and are intended to keep the entity in its good standing. These are expensed in the period to which they relate.

Income Taxes

The Company is a disregarded entity for tax purposes and is not subject to US federal and state income taxes.

Segments

The Company operates as a single segment entity as the principal underwriter and distributor for registered insurance and annuity products and a private placement variable annuity product solely for AAIA, which is the Company's major customer and primary source of revenues. The Company's President is the Chief Operating Decision Maker (CODM), who assesses the Company's performance and decides resource allocation based on net income as reported on the statement of income. Additionally, the CODM uses excess net capital (see Note 2), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The measure of segment assets is as reported on the statement of financial condition on total assets and significant expense categories are the same as those reported in the statement of income.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act (SEA) of 1934, the Company is required to maintain a minimum amount of net capital of $5,000 and its ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had aggregate indebtedness of $809,783 and net capital of $624,794, which was $570,808 in excess of its required net capital of $53,986. The ratio of aggregate indebtedness to net capital was 1.30. The net capital rules may effectively restrict the payment of dividends. The Company is subject to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R § 240.17a-5 because the Company limits its

business activities exclusively to: (1) wholesaler of registered insurance products and annuities; and (2) collects commissions from variable annuity business, and the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

3. Fair Value

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value according to the following:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 - Quoted prices for inactive markets or valuation techniques that require observable direct or indirect inputs for substantially the full term of the asset or liability.

Level 3 - Prices or valuation techniques with unobservable inputs significant to the overall fair value estimate.

The Company has no financial assets or liabilities classified as Level 2 or Level 3.

The Company's financial instruments consist of cash. The carrying amount for cash is fair value and classified as level 1, as of December 31, 2024.

4. Related Party Matters

During 2024, the Company updated its expense sharing agreement with Athene Employee Services, LLC (AES), an affiliate of the Company. Under the terms of the agreement, the Company was charged $280,272 for the use of facilities, services, and personnel of its affiliate in the course of serving as a broker-dealer for the year ended December 31, 2024. These costs have been recognized as salaries, education, and facilities expense within the Statement of Income.

Under the terms of the AAIA intercompany allocation agreement, service revenue totaling $780,007 was earned by the Company in the current year.

Amounts due from affiliates totaling $681,920 and amounts due to affiliates totaling $69,529 arise from transactions from the agreements with AES and AAIA. All affiliated balances and transactions are settled in cash on a monthly basis, except for commissions receivable which are settled when the commissions are paid.

During 2024, the Company renewed its agreement with AUSA, whereby AUSA has agreed to provide any necessary support required for the Company to meet its minimum regulatory requirements as well as its ongoing financial obligations. In accordance with this agreement, AUSA will provide such support for at least twelve months from the date of the issuance of the financial statements of the Company for the year ended December 31, 2024.

5. Commitments and Contingencies

The Company may be subject to legal and regulatory actions in the ordinary course of its business. As of December 31, 2024, the Company has no known legal or regulatory actions outstanding. Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The

Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company.

6. Subsequent Events

The Company has evaluated subsequent events through February 24, 2025, the date these financial statements were available to be issued. Based on this evaluation, no events have occurred subsequent to December 31, 2024 that require disclosure or adjustment to the financial statements as of that date or for the period then ended.

Supplemental Schedules

Athene Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2024 **Schedule H**

Total ownership equity qualified for net capital	$	827,545
Less:		
Non-allowable assets		(202,751)
Net capital	$	624,794
Computation of basic net capital requirements:		
Minimum net capital required (the greater of $5,000 or 6.67% of aggregate indebtedness)	$	53,986
Excess net capital	$	570,808
Aggregate indebtedness	$	809,783
Ratio of aggregate indebtedness to net capital		129.61 %

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2024.

Athene Securities, LLC

Computation for Determination of Reserve Requirements and Information for Possession or Control Requirements Pursuant to 15c3-3 of the Securities and Exchange Commission

As of December 31, 2024 **Schedule J&M**

The Company is exempt from Rule 15c3-3 under Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. Under this exemption, the Computation for Determination of Reserve Requirements and the Information for Possession or Control Requirements are not required.

There are no material differences between the information presented above and the information presented in the Company's corresponding unaudited amended FOCUS Report, Part IIA Form X-17a-5 as of December 31, 2024.

Deloitte.

Deloitte & Touche LLP
699 Walnut Street
Suite 1800
Des Moines, Iowa 50309-9964
USA

Tel: 515-288-1200
Fax: 515-288-1200
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Manager of Athene Securities, LLC:

We have reviewed management's statements, included in the accompanying Athene Securities, LLC's Exemption Report (the "Exemption Report"), in which Athene Securities, LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and filed the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2024, without exception. The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about management's statements within the Exemption Report. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74.

Deloitte & Touche LLP

February 24, 2025

ATHENE

Athene Securities, LLC's
Exemption Report

Athene Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) Wholesaler of registered insurance products and annuities; (2) collects commissions from variable annuity business; and (3) private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Athene Securities, LLC

I, Chad Batterson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Chad M Batterson

Chad Batterson
President, Athene Securities, LLC
Date: February 24, 2025